INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	839,379
Commissions receivable		796,000
Property and equipment, net of accumulated depreciation of $144,853		73,513
Prepaid expenses		12,437
Security deposit		10,341
Total Assets	$	1,731,670

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	24,279
Commissions payable		1,124,633
Total Liabilities		1,148,912
Member's equity		582,758
Total Liabilities and Member's Equity	$	1,731,670

See accompanying notes to financial statements.